UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.5)*

Evans Bancorp, Inc.
(Name of Issuer)

Common Stock, $.50 par value
(Title of Class of Securities)

29911Q208
(CUSIP Number)

Mr. Terry Maltese, Maltese Capital Management LLC, 150 East 52nd Street, 30th Floor, New York, NY 10022 (212) 486-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

Exhibit Index located on Page 10	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 29911Q208	Page 2 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Maltese Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7. Sole Voting Power 8. Shared Voting Power 342,498 9. Sole Dispositive Power 10. Shared Dispositive Power 342,498

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 342,498
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 8%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 29911Q208	Page 3 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Maltese Capital Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7. Sole Voting Power 8. Shared Voting Power 232,398 9. Sole Dispositive Power 10. Shared Dispositive Power 232,398

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 232,398
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 29911Q208	Page 4 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7. Sole Voting Power 8. Shared Voting Power 213,698 9. Sole Dispositive Power 10. Shared Dispositive Power 213,698

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,698
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 4.98%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 29911Q208	Page 5 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7. Sole Voting Power 8. Shared Voting Power 342,498 9. Sole Dispositive Power 10. Shared Dispositive Power 342,498

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 342,498
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 8%
14.	Type of Reporting Person* IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.29911Q208	Page 6 of 10 Pages

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock ("Common Stock"), of Evans Bancorp, Inc. (the "Issuer"), a company incorporated in New York, with its principal office at One Grimsby Drive, Hamburg, NY 14075.

Item 2.    Identity and Background.

(a)    This statement is being filed by (i) Maltese Capital Management LLC, a New York limited liability company ("MCM"), (ii) Maltese Capital Holdings, LLC, a Delaware limited liability company ("Holdings"), (iii) Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII"), and (iv) Terry Maltese, Managing Member of MCM and Holdings, with respect to shares of Common Stock that each of the foregoing may be deemed to have a beneficial ownership. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

The sole general partner of MHFII and certain other investment partnerships is Holdings, and administrative and management services for the MHFII and certain other investment entities are provided by MCM.  The managing member of Holdings and MCM is Mr. Maltese. In his capacity as managing member of Holdings and MCM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MHFII, MCM and Holdings.

(b)    The address of the principal offices of MHFII, Holdings and MCM and the business address of Mr. Maltese is Maltese Capital Management LLC, 150 East 52nd Street, 30thth Floor, New York, New York 10022.

(c)     The principal business of MHFII is that of a private partnership engaged in investment in securities for its own account. The principal business of Holdings is that of acting as general partner for MHFII and certain other partnerships. The principal business of MCM is that of providing administrative and management services to MHFII and certain other investment entities in its capacity as an investment advisor in accordance with Rule 240.13d-1(b)(1)(ii)(E). The present principal occupation or employment of Mr. Maltese is Managing Member of MCM and Holdings.

(d)    During the last five years, none of MHFII, Holdings, MCM, or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of MHFII, Holdings, MCM, or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Maltese is a U.S. citizen, MCM is a New York limited liability, Holdings is a Delaware limited liability company, and MHFII is a Delaware limited partnership.

Item 3.    Source and Amount of Funds.

The funds for the purchase of the 342,498 shares of Common Stock beneficially owned by MCM came from the working capital of certain private investment funds that MCM manages. No borrowed funds were used to purchase such shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by MCM was $5,462,755.

The funds for the purchase of the 232,398 shares of Common Stock beneficially owned by Holdings came from the working capital of certain private investment funds for which it serves as the sole general partner. No borrowed funds were used to purchase such shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Holdings was $3,298,569.

CUSIP No.29911Q208	Page 7 of 10 Pages

The funds for the purchase of the 213,698 Shares beneficially owned by MHFII came from its working capital.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the shares of Common Stock held by MHFII was $3,074,179.

The funds for the purchase of the 342,498 shares of Common Stock beneficially owned by Mr. Maltese, as a result of Mr. Maltese being the control person of MCM and Holdings, came from the working capital of certain private investment funds for which MCM manages and certain private investment funds for which Holdings serves as the general partner. No borrowed funds were used to purchase such shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Mr. Maltese was $5,462,755.

Item 4.    Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company.  Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Company or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a) – (b)    Based upon an aggregate of 4,286,939 shares of Common Stock outstanding, as determined by the Issuer's most recently available Form 10-Q, as of the close of business on August 4, 2016:

(i)	MHFII beneficially owned 213,698 shares of Common Stock, constituting approximately 4.98% of the shares outstanding. MHFII has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 213,698 shares of Common Stock. MHFII has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 213,698 shares of Common Stock.

(ii)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of certain partnerships, Holdings may be deemed to beneficially own the 232,398 shares of Common Stock which are held by such partnerships, constituting approximately 5.4% of the shares outstanding. Holdings has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 232,398 shares of Common Stock. Holdings has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 232,398 shares of Common Stock.

(iii)	MCM owned directly no shares of Common Stock. By reason of its position as investment advisor, MCM may be deemed to beneficially own the 342,498 shares of Common Stock, which are held of record by clients of MCM, constituting approximately 8% of the shares outstanding. MCM has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 342,498 shares of Common Stock. MCM has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 342,498 shares of Common Stock.

CUSIP No.29911Q208	Page 8 of 10 Pages

(iv)	Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of MCM, Mr. Maltese may also be deemed to beneficially own 342,498 shares of Common Stock, constituting, in the aggregate, approximately 8% of the shares outstanding. Mr. Maltese has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 342,498 shares of Common Stock. Mr. Maltese has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 342,498 shares of Common Stock.

(c) During the sixty days prior to August 17, 2016, the Reporting persons, either directly or indirectly, made the following transactions in the Common Stock:

Date	Transaction	Price	Shares
7/12/2016	Buy	24.75	25,000
7/13/2016	Buy	24.75	24,500
8/9/2016	Buy	24.75	2,400

 (d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 1 and is incorporated by reference herein.

Other than the joint filing agreement filed as an exhibit hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

CUSIP No.29911Q208	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2016

Maltese Capital Management LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Maltese Capital Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese Managing Member

Maltese Hedge Fund II, L.P.

By:	/s/ Terry Maltese
Terry Maltese Managing Member of the General Partner

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: August 18, 2016

Maltese Capital Management LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Maltese Capital Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese Managing Member

Maltese Hedge Fund II, L.P.

By:	/s/ Terry Maltese
Terry Maltese Managing Member of the General Partner

SK 27061 0003 7238246